Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Earnings:
Income before income tax expense	$35,299	$135,943	$151,592	$116,786	$110,161	$106,744
Fixed charges	29,564	117,240	98,262	80,017	56,404	40,154
Adjusted earnings	$64,863	$253,183	$249,854	$196,803	$166,565	$146,898

Fixed charges:
Interest expense	$29,564	$117,240	$98,262	$80,017	$56,404	$40,154
Ratio of earnings to fixed charges	2.2x	2.2x	2.5x	2.5x	3.0x	3.7x